Mail Stop 03-08


								May 23, 2005


By Facsimile and U.S. Mail

Mr. Jeffrey S. Osman
President and Chief Executive Officer
The York Water Company
130 East Market Street
York, Pennsylvania 17405

	RE:	The York Water Company
      Form 10-K for the fiscal year ended December 31, 2004
		File Date: March 15, 2005
		File No. 000-00690


Dear Mr. Osman:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the fiscal year ended December 31, 2004


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Contractual Obligations, page 9
1. In future filings please disclose scheduled interest payments in the table for all of your debt instruments and related interest rate swap agreements. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. You should also evaluate whether or not you can reasonably estimate the amount and/or timing of payments you will be obligated to make under interest rate swap agreements to determine whether you can provide meaningful information in the table for these agreements. Regardless of whether you decide to include or exclude estimated interest payments and interest rate swap agreements in the table, you should include a footnote to the table that provides appropriate disclosure to clarify your action.

Financial Statements

Balance Sheets, page 14
2. In future filings please disclose your unbilled revenues on a separate line item within current assets or within a note to your financial statements, if material. All current assets and liabilities in excess of 5% of total current assets or liabilities, should be separately stated in the balance sheets or in the notes to the financial statements. Your current presentation does not allow a reader to be able to determine the amount of the "Receivables" line item attributable to your reserve of $130,000.

Cash Flow Statements, page 18
3. We note on page 7 within your Liquidity and Capital Resources discussion that the Susquehanna River Pipeline project was financed through internally generated funds, customers` advances, short-term borrowings, proceeds from the issuance of common stock and tax-exempt bonds and an underwritten common stock offering. However, it does not appear that you have reflected the amount of AFUDC attributable to the equity financed portion of this project as a reconciliation to net income. Please tell us how you accounted for the equity component of AFUDC in your statement of cash flows.


Notes to Financial Statements

Note 1.  Accounting Policies

Regulatory Assets and Liabilities, page 20
4. Prospectively, please ensure that your disclosure meets the requirements of paragraph 20 of SFAS 71. In this regard, please indicate if you are earning a rate of return on your regulatory assets, if not, then please indicate the remaining recovery period of your regulatory assets.

Note 6.  Employee Benefit Plans, page 34
5. You state that the company "anticipates recovery of the future, increased pension expense through customer rates." Please provide us the basis for your statement and why you believe that you have reasonable assurance that recovery will occur to record a regulatory asset for the additional minimum pension liability.

Note 8.  Commitments, page 35
6. You indicate that the costs to comply with environmental and water quality regulations are substantial. In future filings please quantify these "substantial costs" and indicate herein or within your results of operations discussion within MD&A of how these costs impacted or are likely to impact your results of operations currently or in the future. Additionally, incorporate within your discussion whether you believe this cost trend will continue in subsequent periods or whether you expect amounts to fluctuate and if so then by what amount.


*******

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 551-3319. Any other questions may be directed to me at (202) 551-3716.

Sincerely,



   William Choi
    Branch Chief



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Mr. Jeffrey S. Osman
Chief Executive Officer
The York Water Company
May 23, 2005
Page 1